Exhibit 12.1

MOMENTIVE SPECIALTY CHEMICALS INC.

Statement Regarding Computation of Ratios

(Amounts in millions of dollars)

	Year ended December 31,
	2012	2011	2010	2009	2008
	(dollars in millions, except per share data)
Pre-tax (loss) income from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or earnings from unconsolidated entities	(60)	103	244	137	(1,171)

Fixed Charges:

Interest expensed and capitalized	263	263	277	227	303
Interest element of lease costs	12	12	12	12	10

Total fixed charges	275	275	289	239	313
Pre-tax income (loss) from continuing operations before adjustment for noncontrolling interests in consolidated subsidiaries or earnings from unconsolidated entities, plus fixed charges	215	378	533	376	(858)
Ratio of earnings to fixed charges	N/A	1.37	1.84	1.57	N/A

(1)	The interest element of lease costs has been calculated as 1/3 of the rental expense relating to operating leases as management believes this represents the interest portion hereof.
(2)	Our earnings were insufficient to cover fixed charges by $60 and $1,171 for the years ended December 31, 2012 and 2008, respectively.